UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2015

Commission File Number: 000-52145

BIT-X FINANCIAL CORP
(Translation of registrant's name into English)

838 West Hastings Street, Suite 300
Vancouver, BC V6C-0A6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Exhibits

PRESS RELEASE:

DIGATRADE ENABLES CANADA BASED CUSTOMER DEPOSITS VIA ECHECK

For Immediate Release

Vancouver, BC – July 14, 2015 – BIT-X FINANCIAL CORP (OTCQB: BITXF) and its 100% owned bitcoin exchange, DIGATRADE™, today announces that its trading platform previously launched June 29th , has enabled Canadian based customer deposits via eCheck. Customers in Canada are able to deposit Canadian dollars into their DigaTrade accounts following the bitcoin exchange's partnership with payment processor Vogogo (https://www.vogogo.com/).

An eCheck, also known as ACH (Automated Clearing House), is a direct debit from a customer's bank account that is then directly deposited, usually between 2 and 5 business days, into their DigaTrade account. Customers can simply go to the Funds Deposit section of our site and select eCheck, fill in the details and click Submit. Once the registration process is complete you will be able to add your bank account details. Verification of your bank account will follow by a micro deposit being sent to your bank account followed by an email with additional instructions. After receiving the final confirmation you are clear to trade.

DigaTrade is currently working to enhance the functionality and implementation of additional features of our trading platform. In addition, the Company reports that it has identified a prospective synergistic acquisition target since announcing the launch of the trading platform. Further evaluation and due diligence is required and information regarding same will be provided as it materializes.

ABOUT BIT-X FINANCIAL CORP:

Bit-X Financial Corp is a Vancouver; British Columbia based Company listed on the OTC.QB under the trading symbol BITXF. The Company owns and operates a digital currency exchange and internet financial services Company; [DIGATRADE™]. BITXF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission “BCSC” and in the United States with the Securities Exchange Commission “SEC”. The exchange currently offers Canadian dollar payment processing via eCheck Automated Clearing House (ACH), and bank wire transfers followed by US dollar payment processing via credit cards including Visa & Mastercard.

CORPORATE CONTACT INFORMATION:

Bit-X Financial Corp

838 West Hastings Street, Suite 300

Vancouver, BC V6C-0A6

Canada

Tel: +1(604) 200-0071

Fax: +1(604) 200-0072

www.bitxfin.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bit-X Financial Corp
(Registrant)

Date: July 14, 2015	By:	/s/ Brad J. Moynes
Brad J. Moynes

	Title:	President